Filed by Hanmi Financial Corporation
Pursuant to Rule 425 Under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Pacific Union Bank
FDIC Certificate No.: 21765

     Statements contained in this transcript which are not historical facts are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from those currently anticipated due to a number of factors.

     Words such as “expect”, “feel”, “believe”, “will”, “may”, “anticipate”, “plan”, “estimate”, “intend”, “should”, and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of Hanmi Financial Corp., Hanmi Bank and Pacific Union Bank, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of Hanmi Bank and Pacific Union Bank may not be combined successfully, or such combination may take longer to accomplish than expected; (2) the growth opportunities and cost savings from the merger may not be fully realized or may take longer to realize than expected; (3) operating costs and business disruption following the merger, including adverse effects on relationships with employees, may be greater than expected; (4) governmental approvals of the merger may not be obtained, or adverse regulatory conditions may be imposed in connection with governmental approvals of the merger; (5) the stockholders of Hanmi Financial Corp. may fail to approve the issuance of shares pursuant to the merger and the related equity financing; (6) competitive factors which could affect net interest income and non-interest income, general economic conditions which could affect the volume of loan originations, deposit flows and real estate values; and (7) the levels of non-interest income and the amount of loan losses as well as other factors discussed in the documents filed by Hanmi Financial Corp. and Pacific Union with the Securities and Exchange Commission or FDIC, as the case may be, from time to time. None of Hanmi Financial Corp., Hanmi Bank or Pacific Union Bank undertakes any obligation to update these forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made.

     This filing may be deemed to be solicitation material in respect of the proposed merger of Hanmi Bank and Pacific Union Bank and issuance of shares of common stock by Hanmi Financial Corp. in the merger and the financing transactions related to the merger. In connection with the proposed transactions, a registration statement on Form S-4 will be filed with the SEC and a merger proxy statement will be filed with the FDIC. STOCKHOLDERS OF HANMI FINANCIAL CORP. AND OF PACIFIC UNION BANK ARE ENCOURAGED TO READ

THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC AND THE FDIC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement/prospectus will be mailed to stockholders of Hanmi Financial Corp. and stockholders of Pacific Union Bank. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from the FDIC’s Public Reference Section at the FDIC, 550 17th Street, N.W., Accounting and Securities Disclosure Section, Room F6043, Washington D.C. 20429, from Hanmi Financial Corporation, 3660 Wilshire Boulevard, Suite PH-A, Los Angeles, California 90010, Attention: Stephanie Yoon, or from Pacific Union Bank, 3530 Wilshire Boulevard, Suite 1800, Los Angeles, California 90010, Attention: Diane Kim.

     Hanmi Financial Corp., Pacific Union Bank and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding Hanmi Financial Corp.’s directors and executive officers is available in Hanmi Financial Corp.’s proxy statement for its 2003 annual meeting of stockholders, which was filed with the SEC on April 21, 2003, and information regarding Pacific Union Bank’s directors and executive officers is available in Pacific Union’s proxy statement for its 2003 annual meeting of stockholders, which was filed with the FDIC on May 7, 2003. Additional information regarding the interests of such potential participants (including the addition of one of the members of the Pacific Union Bank’s board of directors, who has yet to be identified, to the board of directors of Hanmi Financial Corp. following the merger) will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC and the FDIC when they become available.

###

     The following is a transcript of the conference call and webcast hosted by Hanmi Financial Corp. and Pacific Union Bank on January 27, 2004:

Event Name: Q4 2003 Hanmi Financial Corporation Earnings Conference Call
Event Date/Time: January 27, 2004/ 11:00AM EST

******************************************************

Operator
Stephanie Yoon; Hanmi Financial Corporation; VP of Investor Relations and
Strategic Planning
Jae W Yoo; Hanmi Financial Corporation; President & CEO
Michael Winiarski; Hanmi Financial Corporation; Chief Financial Officer
Greg Eisen; Safeco Asset Management; Analyst
Brett Rabatin; FTN Research; Analyst
Steve Didion; Hoefer & Arnett; Analyst

Presentation

Operator

Good morning and welcome to the Hanmi Financial Corporation’s fourth quarter 2003 earnings call. After the remarks by management, the call will be open to questions. You may place yourself in queue by pressing star one on your touchtone phone. If your question has already been answered, you may remove yourself from the queue by pressing star two. This call may contain forward-looking statements, which are made under the Safe Harbor forward-looking statements. The statements relate to the company’s future operations, prospects, and businesses, and are identified by the words such as may, will, should, could, expects, plans, intends, anticipates, believes, estimates, predicts, potential, or continue, or the negative of such terms. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. These statements involve known and unknown risks, uncertainties, and other factors that may cause our actual results, levels of activity, performance or achievements to differ from those expressed or implied by the forward-looking statements. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of Hanmi Financial. Hanmi Bank and Pacific Union could cause actual results to differ materially from those expressed in or implied or projected by the forward-looking information and statements. The company has described various factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements. For additional information, see the company’s filings with the SEC. Now, I’ll turn it over to Ms. Stephanie Yoon, who is Hanmi’s Vice President of Investor Relations and strategic planning. Over to you ma’am.

Stephanie Yoon - Hanmi Financial Corporation — Vice President of Investor Relations and strategic planning

Thank you. And good morning everyone. I’m here with our President and CEO, Jae W. Yoo and our Chief Financial Officer, Michael J. Winiarski. This is our first conference call webcast for quarterly earnings. We think you have placed an emphasis on communicating well with investors, especially in today’s business climate, and we shall continue these calls going forward. Now, I will turn over to Mr. Jae W. Yoo for some introductory remarks.

Jae W Yoo - Hanmi Financial Corporation — President & CEO

Thank you, Stephanie. Good morning everyone. I will discuss our performance for 2003 and our prospects and the strategies for 2004. Despite an uncertain market, we had a record growth for the year in the fourth quarter. Earnings were up 12.8% in 2003 despite an increase in our tax rate, which Michael will discuss shortly. Significantly, our operating income grew in the fourth quarter to nearly $10m. This was 37% higher than last year’s fourth quarter. This reflected higher debt interest income, which was up 18%. We trace this pre-tax performance to depth of our customer relationships of putting customer first. This shows Hanmi has the products and services that our customers need and want. This shows Hanmi is well positioned to continue growing as our markets grow and the economy recovers. In 2003, our Board of Directors took important steps to further strengthen Hanmi for the future. These actions included changes in executive management including my appointment as the CEO and the President.

We recently concluded our search for a new CFO. We sought an executive who could cope with the next phase of the development of the Hanmi Bank. Having worked with Michael Winiarski, I have confidence in our new CFO’s managerial and financial skills. We also appointed Owen Clayburgh as our Senior Compliance Manager. He reports to me. He was the Chief Risk Officer at the Pacific Union Bank. Finally, we strengthened our organization in such areas as Investor Relations and Corporate Communications, reflecting a desire to translate operating performance into value for our shareholders. Along with these additions, we established a new organization structure to drive our growth. We shortened the line of communication to me. We improved our decision-making process and efficiency. We made these changes to better address the future opportunities in our unique market. We expect to benefit from these changes as we complete our acquisition of Pacific Union Bank. This acquisition represents an historic moment in the Korean-American banking community. It brings together two banks with similar culture, service, and products. It will create the leading Korean-American bank. When this combination is completed, we will have assets of nearly $2.9b. Our combined resources and organization will enable us to create new competitive advantages in our market. We expect to complete this acquisition in the second quarter.

We have begun planning for a smooth integration. Our integration efforts are being aided by CBC Consulting, which has experience in more than 50 banking integrations. Our post-merger integration team is lead by Michael Winiarski. It brings together management from both companies. I will close by reiterating that we except the acquisition to be marginally dilutive to earnings per share in 2004, but accretive in 2005. We continue to believe that we can reduce cost by more than $10m over 18 months after we close, and we will continue to see opportunities beginning in the second half of 2004 to enhance our revenues. We look forward to 2004 with optimism and confidence. Our markets continue to grow, they are benefiting from the economic revenue. When we combine with Pacific Union, we will gain additional resources to explore other financial services to drive future growth. The combination would add to our branching network. We will be by far the largest bank in the Korean-American community. Also, we will have strong positions in ethnic communities, Korean-American communities. The key to our success has been our people. Our goal is to bring together the best of people of both the banks to create an even more competitive community bank. Now, I will ask Michael to walk you through the details of our performance.

Michael Winiarski - Hanmi Financial Corporation — Chief Financial Officer

Thank you Jae W and welcome everyone to this morning’s call. We appreciate you joining this out this morning. Hanmi’s pre-tax earnings for the fourth quarter were $9.9m, up 37% from the fourth quarter of 2002, and up 31.5% from the third quarter of 2003. I would like go into little more detail on those numbers and also give you some insight into the company’s income tax situations, which caused the income tax provision to increase from $2.6m in the third quarter to $4.8m in the fourth quarter. As I mentioned income before income taxes was $9.9m, that’s very much a quarter earnings number and contains only $244,000 in gain on sales of securities compared to $1.5m in the fourth quarter of 2002.

Net interest income before provision for loan losses increased to $16.5m in the fourth quarter from $14.4m in the third quarter of 2003. In the fourth quarter our average loan portfolio balance increased a little more than $68m while the yield was essentially flat, up 3 basis points. We also saw a rebound in the yield on our investment portfolio, which as you know, is composed primarily of mortgage back securities and collateralized mortgage obligations and had experienced some spread progression in the third quarter as a result of high pre-payment activity. In the fourth quarter, our investment portfolio yield returned to a more normal level of 3.49%. During the fourth quarter, we also saw a decrease of about 11 basis points in the cost of interest bearing liabilities while the average balance increased $72m to $1.15b, this increased our net interest spread from 3.09% in the third quarter to 3.44% in the fourth quarter. Non interest bearing deposits grew 3.9% during the quarter from $457m to $475m, and this combined with the increased in spread caused fourth quarter net interest margin to grow to 399 basis points, up 30 basis points from the 369 basis points earned in the third quarter.

Services charges and fee income continued their steady growth to $3.9m for the fourth quarter up 14.1% versus the prior year and 1.6% over the third quarter. During the fourth quarter, our efficiency ratio was 48.2% versus 51.2% in the third quarter. Obviously, the main factor in the improvement was the increase in net income — interest income, but we believe we controlled expenses well. Credit quality remained strong with the ratio of non-performing assets to gross loans increasing slightly from 0.65% at the end of 2002 to 0.68% at December 31, 2003. The loan loss provision for the fourth quarter was $1.3m bringing the loan loss allowance to 1.16% of gross loans and 170% of non-performing assets. Putting all of these together, we have a very strong quarter from an operating perspective with pre-tax income of $9.9m. If you tax effect that number 39.3%, our effective rate for 2003 that we will expect to slightly more than $6m or 42% — or $0.42 per share basic EPS.

As we discussed in the earnings release the provision for income taxes in the fourth quarter was $4.8m, which was the amount necessary to bring the full year provision to 39.3% effective rate. In the first three quarters of 2003 we used 35% effective rate recognizing the benefits to California taxes accruing from REIT consent dividend. As I am sure you are aware on December 31, 2003, California franchise tax were issued in an announcement taking the position that pursuing (ph) to California senate Bill 614 and an assembly bill 1601 which was signed in law last October, these tax deductions should be disallowed. We continue to believe that we are entitled to the benefits of them under the law, however, realization of them in the near-term is not assured and for that reason we have reversed all REIT consent dividend benefits recorded in 2003.

Looking forward, we see continued potential for expansion in net interest margin. Our balance sheet remains asset sensitive, more than $475m in demand deposits, and our net interest spread is rebound from the loss in the third quarter of 2003. Lastly, I would like to mention our post merger integration effort, which began late last year with meetings between David Warner, Pacific Union’s CEO, Jae W, and myself. We’ve organized a post merger integration task force, which I’m chairing, composed with members of senior management upon me with counterparts at Pacific Union. We’ve assigned responsibility for integrating each operating process that we’ve identified in both banks to a member of the task force. The task force members will be then developing their action plans. We’re working closely with Dan Davis of CBC Consulting, who has been involved in more than 50 bank merger integrations over the years. As we have previously announced, we intend to retain the best people from each organization and had begun formulating long-term retention programs for that purpose, and we have established what we believe is a very positive relationship with Pacific Union’s management and will press forward integrating of the two banks as quickly as we prudently can. That concludes my formal remarks for the call, and we will now open the line for your questions.

QUESTION AND ANSWER

Operator

Thank you sir. Ladies and gentlemen, if you like to ask a question please key star one on your touchtone phone. If you would like to withdraw your question, please key star two. Questions will be taken in the order they are received. Please hold while we collect those questions. You have a question from Brett Rabatin of FTN Research.

Brett Rabatin - FTN Research — Analyst

Good morning. Couple of comments or couple of questions. First, housekeeping items. Could you guys provide the period ending shares and how will you show the share count for the fourth quarter?

Stephanie Yoon - Hanmi Financial Corporation — Vice President of Investor Relations and strategic planning

Yes, we could do that. Do you need the number right now?

Brett Rabatin - FTN Research — Analyst

And then additionally if you might have for the fourth quarter, and I know you have in the press release for the full-year, but if you might have for the fourth quarter, the average balances for assets, loans, and [Inaudible] bearing liabilities?

Stephanie Yoon - Hanmi Financial Corporation — Vice President of Investor Relations and strategic planning

Fourth quarter average [Inaudible]

Brett Rabatin - FTN Research — Analyst

And while you are looking for those, I’ll go ahead and ask some questions. In relation to the taxes are you essentially going to give guidance or are you fiscally giving guidance there for ‘04, the tax rate will be approximately 200 basis points higher quarterly than it was in the first three quarters of ‘03?

Michael Winiarski - Hanmi Financial Corporation — Chief Financial Officer

Well I think for the first three quarters of ‘03 we were at 35% effective rate and we were 39.3% for the full-year. So, I think it’s unlikely that we are going to return to a 35% effective rate. I think 39% is probably in the ballpark.

Brett Rabatin - FTN Research — Analyst

And then in relation to the securities portfolio yield, that was something that we did expect was the yield to get a little better in the fourth quarter, but at a 350 rate was curious, if you could talk about the securities portfolio going forward if you have any more leverage to an improving margin either a continued improvement in the securities portfolio yield or if you feel like you can lower the cost of funds or how you see the margin playing out this year?

Michael Winiarski - Hanmi Financial Corporation — Chief Financial Officer

I think for the first quarter, you have to bear in mind that we did a $30m trust preferred offering in early January, and obviously, those funds are going to be needed to execute on the acquisition at April 30. So, obviously, you can’t put that those funds into long-term money.

Brett Rabatin - FTN Research — Analyst

All right.

Michael Winiarski - Hanmi Financial Corporation — Chief Financial Officer

I think towards the end of the year, we earned 33.49% in the fourth quarter. I think if you take into account the additional $30m coming on at short-term rates that’s should put you in the ballpark of what we can expect for the first quarter certainly, and I hope that fixed your question.

Brett Rabatin - FTN Research — Analyst

Well, I’m just — I’m curious if you feel like you can lower your cost of funds additionally from here excluding Pacific Union. You have two dynamics playing out. One is that you are having the fund and a fast growth long platform, and to some extent that’s what CDs. So, to the extent you have to be more aggressive with pricing on the CD market that can offset that, but I am curious how you see those playing out?

Michael Winiarski - Hanmi Financial Corporation — Chief Financial Officer

For 2004, rates in core deposits is going to be a priority for us. And obviously we have strong relationships with our customers here in the Korean-American community. So, that is where we are going to be placing our emphasis with the branches, rates in core deposits, both demand deposits as well as money market and [Inaudible] accounts. So, we will be emphasizing that. Obviously, the other part of our business is the CD market, and it is a competitive market. I think if you look at the greater LA area right now, the LA times publishes rate blocks (ph) that is widely used and right now, countrywide it’s paying 220 for CDs 50,000 and [Inaudible] one-

year money. So, that should give you a feel for what the market looks like that we are playing in. Obviously, we have a unique customer base that we can seek to. So, there is probably some opportunity to do a little better than that.

Jae W Yoo - Hanmi Financial Corporation — President & CEO

I think if I add one thing. January last year, we had our campaign with two days deposit [Inaudible] 3% very high rate at that time. I think all of that deposit is coming to mature by the end of this month. That is more than $1.2m at around 3% per year. So, I think if that is expired, then that will contribute for another cost reduction in the deposit rate.

Michael Winiarski - Hanmi Financial Corporation — Chief Financial Officer

There is some opportunity there in the CD area as well.

Brett Rabatin - FTN Research — Analyst

Final question. Then, I will turn it over to someone else. The company typically has some sort of year-end [Inaudible] that during 4Q, then it historically bounced back down a little bit in the first quarter. Should we expect that same trend this year? [Inaudible] that was about 400,000, [Inaudible] turn back down again in the first quarter.

Michael Winiarski - Hanmi Financial Corporation — Chief Financial Officer

I guess I am reluctant to say that expenses are ever going to go down. There was increase in our salaries and benefits expenses during the fourth quarter and that has to do with our year-end bonuses. Obviously, we are also going to have bonuses to be paid in the first quarter and we need to give some hard thought to retaining our people as well. So, I guess I can’t make any promises about expenses dropping off in the first quarter. I think we are also going to be working very hard in trying to integrate with Pacific Union, and there will be a certain level of one-time expenses associated with that as well.

Brett Rabatin - FTN Research — Analyst

Okay, thank you very much.

Operator

You have a question from [Inaudible] Brothers.

Unidentified

Hi. Let me just follow-up on Brett’s last question. I guess there was also some increasing advertising and promotion in the fourth quarter. Will that level remain in the first quarter?

Michael Winiarski - Hanmi Financial Corporation — Chief Financial Officer

Well, we have been doing some work on branding and putting together advertising campaigns to try and capture more of the second generation Korean-American markets, and so there will be a certain amount of expenses along those lines going forward, which we think are something that we need to do to broaden our reach within the community.

Unidentified

I guess I also wanted to get a little more detail on what’s going on, non-interest bearing deposits increased in the quarter, but interest bearing deposits tracked some. I wanted to get some detail into what was going on in that regard?

Michael Winiarski - Hanmi Financial Corporation — Chief Financial Officer

I think everybody recognizes that our CD base is a volatile source of funding and there has been some volatility in it. So, you saw the increase in FHLB advances right towards the end of the fourth quarter in that area. We had to make some shifts in response to volatility.

Jae W Yoo - Hanmi Financial Corporation — President & CEO

I think what I can say is that’s the nature of our business.

Unidentified

Will that require some pumping up rates to get back that level of CDs?

Michael Winiarski - Hanmi Financial Corporation — Chief Financial Officer

As JW mentioned, I think we have sources of funding that can be replaced at lower cost than what we have right now. If we go out to the market, that would be a case of raising money at a cost that’s lower than what we were paying for those FHLB advances. So, I don’t see a whole lot of spread pressure there.

Unidentified

All right, thank you.

Operator

And you’ve question from Greg Eisen of Safeco Asset Management.

Greg Eisen - Safeco Asset Management — Analyst

Good morning. Going back to the tax question for a minute, please. Has the State of California made any demand on you for recovering prior year taxes for the deductions you’ve taken off, as you’ve reached that as in 2002 and prior.

Michael Winiarski - Hanmi Financial Corporation — Chief Financial Officer

No, they have not.

Greg Eisen - Safeco Asset Management — Analyst

Do you anticipate them doing that.

Michael Winiarski - Hanmi Financial Corporation — Chief Financial Officer

It’s very hard to predict what tax the Franchise Tax Board is going to take. They are very new to this game as we are, and I’ve looked at the headlines everyday and try to see which way the wind is blowing. I talk to people who have a great deal of familiarity with them to try and get a gauge of what their posture is going to be, and at this time, there is very little to go on.

Greg Eisen - Safeco Asset Management — Analyst

Okay. I’ll make a manual guess there. On the loan loss reserve, obviously, you’re reserved greater than 100% of the non-performers, yet your total balance of loss reserve versus the outstanding loans is on the low side, and it’s down versus last year, and you’ve seen significant loan growth. Is there any intent on your part to bring up the loan loss reserve to a higher level, closer to 1.5% versus the closer to 1% at this point, or are you going to wait for that, for the merger to settle out first?

Michael Winiarski - Hanmi Financial Corporation — Chief Financial Officer

I can’t say that we target any particular percentage of the loan portfolio. It has been a target for the loan loss reserve. We go through a rigorous process every quarter and look at our loans on an individual basis and come up with a number. The methodology has not changed, so it just leads to us being in a better position security wise.

Jae W Yoo - Hanmi Financial Corporation — President & CEO

Actually the methodology has been confirmed by FRB, so I think it is strict [Inaudible] point to a 6% or 9%. For that thing, we maintain our quality of asset all the time in a better shape.

Greg Eisen - Safeco Asset Management — Analyst

Okay. Well, I am just looking at it from a — not looking at it in detail, but looking at it just from the very top-down point of view, it has just been looking like a low percentage versus some of your peer group.

Michael Winiarski - Hanmi Financial Corporation — Chief Financial Officer

I guess, you know there was a range there. If you look at Pacific Union situation, they have a very strong reserve situation and a very, very clean balance sheet. So, I guess, you know there is a range within the Korean-American community banks and we are within the range.

Greg Eisen - Safeco Asset Management — Analyst

Okay, I’ll leave it at that. Thank you.

Michael Winiarski - Hanmi Financial Corporation — Chief Financial Officer

Thanks.

Operator

Again, ladies and gentlemen, that’s star one for questions. We have a question from Brett Rabatin of FTN Research.

Brett Rabatin - FTN Research — Analyst

Yes. I just had a follow up on, regarding asset quality actually. I was curious on the amount of gross loan losses versus recoveries in the quarter, specifically, I was just curious if there were recoveries in 4Q, particularly from a credit in the second quarter?

Michael Winiarski - Hanmi Financial Corporation — Chief Financial Officer

First off, we had a gain on sale of an REO of about $80,000. Within the press release, we show the activity in the loan loss reserve and so you can get the information from that.

Brett Rabatin - FTN Research — Analyst

Yes, I mean as I said, you are just showing the period end reserve, which basically show that the net addition to the loan loss reserve is approximately the provisioning level or still that you had no charge offs, but if I missed it, I apologize, but I didn’t see any information detailing -?

Michael Winiarski - Hanmi Financial Corporation — Chief Financial Officer

On a quarterly base, yes. We put the annual numbers in the press release.

Brett Rabatin - FTN Research — Analyst

Okay. So, there were no basically charge offs in the 4Q, but I am curious as to the gross amounts if there were charge offs that were netted out by recoveries?

Michael Winiarski - Hanmi Financial Corporation — Chief Financial Officer

We showed, Brett, in the press release and a little bit of a loss, Brett as you know, I have been here a little over a month. So, I don’t recall any charge offs in October and November, obviously.

Brett Rabatin - FTN Research — Analyst

Well, I am not trying to push you in a corner on the numbers, I just -?

Michael Winiarski - Hanmi Financial Corporation — Chief Financial Officer

I guess, I was curious to look at the press release where we were showing year-to-date recoveries of $3.2m and I guess, we missed the third quarter. So, if we will backup the third quarter numbers, which are $3.1m. So, we have recoveries of roughly $50,000 for the fourth quarter.

Brett Rabatin - FTN Research — Analyst

Okay, all right. Thank you very much. I think if you could just get those numbers I had asked for.

Stephanie Yoon - Hanmi Financial Corporation — Vice President of Investor Relations and strategic planning

We will follow with you later.

Brett Rabatin - FTN Research — Analyst

Okay, thank you very much.

Michael Winiarski - Hanmi Financial Corporation — Chief Financial Officer

Thank you.

Operator

And you have a question from Steve Didion of Hoefer & Arnett.

Steve Didion - Hoefer & Arnett — Analyst

Good morning. I am sorry if this has been touched on, but I wasn’t, didn’t get to make the whole call. First on the major influx of capital from Asia, particularly in the Korean-American community investment from, I think, what’s been described as the geopolitical concerns in South Korea, it’s brought a lot of money over, I am wondering if you are still seeing that and also if you see the trend continuing or if there is any reason for it to slow down?

Jae W Yoo - Hanmi Financial Corporation — President & CEO

I think the trend seems to be or continue to grow. The money influx from Korea, I think will also increase down the road because of some instability of political situation in Korea and also they think — more opportunity in this case. So, that is the reason for more influx, influx of money from Korea, and also we’re trying to marketing some of our Korean — which persons to come over here with more money. So that is another one. I think they are investing new [Inaudible] and also for their [Inaudible] reasons, they bring more money into the US. And most of it was coming to California, so our Bankers are well positioned to take those kind of money.

Steve Didion - Hoefer & Arnett — Analyst

So was that flow of money just as strong at the end of the quarter as it was earlier in the year?

Stephanie Yoon - Hanmi Financial Corporation — Vice President of Investor Relations and strategic planning

I don’t think there is going to be any seasonality, I mean it’s not going to be a seasonality matters though, I mean, we can see that by strong in force from Korea, but you cannot just point whether that’s like at the end of a year or at the beginning of a year.

Steve Didion - Hoefer & Arnett — Analyst

Okay. All right, thanks very much.

Operator

I’m showing no questions at this time, I’d like to turn the call back over to you for your closing remarks.

Jae W Yoo - Hanmi Financial Corporation — President & CEO

Okay, thank you for joining our call, we look forward to 2004 with confidence and optimism. We hope you will join our next call. Thank you very much again.

Operator

Ladies and gentlemen, thank you for joining us on today’s call, you may now disconnect.